

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 7, 2022

Peter George
Chief Executive Officer
Evolv Technologies Holdings, Inc.
500 Totten Pond Road, 4th Floor
Waltham, MA 02451

> **Re: Evolv Technologies Holdings, Inc.**
> **Form 10-K for the Year Ended December 31, 2021**
> **Filed March 28, 2022**
> **Form 10-Q for the Period Ended June 30, 2022**
> **Filed August 18, 2022**
> **File No. 001-39417**

Dear Peter George:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Technology